Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399


[GRAPHIC OMITTED]                                                           News
North America's Railroad                                   FOR IMMEDIATE RELEASE



                                             Stock symbols: TSE: CNR / NYSE: CNI


                                                                       www.cn.ca



                   CN launches legal challenge to STB decision

                CN's Paul M. Tellier says U.S. regulator's delay
                      of CN/BNSF common control hearing is
                        "contrary to the public interest"



MONTREAL, March 17, 2000 -- Canadian National Railway Company President and Chief Executive Officer Paul M. Tellier issued this statement in response to a decision by the United States Surface Transportation Board (STB) today that denies CN prompt regulatory review of its proposed combination with Burlington Northern Santa Fe Corporation (BNSF):

"We strongly disagree with the STB's decision that attempts to impose a 15-month delay in the consideration of the proposed CN/BNSF combination. We believe that the STB decision, which is unprecedented, is contrary to the public interest in efficient railroad transportation.

"The effect of the STB decision is to deprive CN and BNSF of their statutory right to a prompt and fair hearing.

"We will immediately initiate an appeal of the STB decision, and vigorously pursue all avenues that are open to us under applicable law.

"There is no justification for the STB to refuse to review the CN/BNSF combination promptly on its merits. CN's and BNSF's service levels are the best in the industry; both have recently successfully completed mergers without service disruption; they are the most efficient carriers in the rail industry and their respective financial positions are strong.

"Last week's STB hearings on recent rail consolidations and the present and future structure of the rail industry demonstrated significant support for a prompt hearing of the CN/BNSF control application from shippers, shipper associations such as the National Industrial Transportation League, short-line railroads, the financial community and public officials.

"The notion that the two most efficient railroads in North America can not combine now to improve their business because the other major railroads are having trouble running theirs has the effect of protecting competitors, not rail competition, and clearly is against the public interest."

CN and BNSF announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC Web site, www.sec.gov, or the Web site of the Canadian Securities Administrators, www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at (514) 399-6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

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Contact:      Mark Hallman
              System Director, Media Relations
              (416) 217-6390